Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Inaugural Green Bond Offering

NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES AND NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR TO U.S. PERSONS

OAKVILLE, ON, January 25, 2019 – Algonquin Power & Utilities Corp. ("APUC") (TSX/NYSE: AQN) today announced that Algonquin Power Co. ("APCo"), APUC's wholly-owned, renewable power generation subsidiary, has offered for sale C$300 million 4.60% senior unsecured debentures with a maturity date of January 29, 2029 (the "APCo Debentures") pursuant to a private placement in Canada (the "Offering"). The APCo Debentures were offered at a price of C$999.52 per C$1,000 principal amount.

The APCo Debentures will represent APCo’s inaugural “green bond” offering, and are closely aligned with APUC’s commitment to advancing a sustainable energy and water future. Under its recently implemented Green Bond Framework, the proceeds of the Offering are to be used to finance and/or refinance investments in renewable power generation and clean energy technologies. The Green Bond Framework is available on APUC’s website.

“APCo has experienced significant growth since our last bond offering in 2017, having added over 300 MW of renewable wind and solar powered generating stations across Canada and the U.S.,” said David Bronicheski, Chief Financial Officer of APUC. “This inaugural ‘green bond’ offering delivers the benefits of a larger, more diversified portfolio of long-term contracted renewable power assets to our debentureholders, while also supporting our corporate commitment to sustainability.”

APUC expects that the APCo Debentures will receive final ratings of BBB (stable) by Standard & Poor's Rating Services, BBB (stable) by Fitch Ratings and BBB (stable) by DBRS Limited.

The APCo Debentures are being offered through a syndicate of agents led by CIBC World Markets Inc. and BMO Capital Markets. The Offering is expected to close on or about January 29, 2019.

THE OFFER AND SALE OF THE APCO DEBENTURES HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THEREFORE, THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE APCODEBENTURES IN THE UNITED STATES AND THE APCO DEBENTURES MAY NOT BE SOLD IN THE UNITED STATES OR TO U.S. PERSONS (AS DEFINED IN RULE 902(K) OF REGULATION S UNDER THE SECURITIES ACT), EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENT OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, THE APCO DEBENTURES ARE BEING OFFERED ONLY (1) TO A LIMITED NUMBER OF QUALIFIED INSTITUTIONAL ACCREDITED INVESTORS IN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (2) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S AND THE APPLICABLE LAWS OF THE JURISDICTIONS WHERE THOSE OFFERS AND SALES OCCUR.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 766,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC's common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ''forward-looking information'' within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ''forward-looking statements'' within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ''forward-looking statements"). The words "will", "expects", "anticipates" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include the use of the proceeds from the Offering, the expected final credit ratings for the APCo Debentures and the expected closing date of the Offering. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC's most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of the date hereof. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500